Mail Stop 8626   January 11, 2010

Thomas J. Friedmann, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006

        Re: Golub Capital BDC LLC ("BDC LLC")
                Registration Statement on Form N-2
                File Numbers 333-163279; 814-794

Dear Mr. Friedmann:

We have reviewed the registration statement referenced above and have the following
comments. Whenever a comment is made in one location, it is considered applicable to
all similar disclosure appearing elsewhere in the registration statement. All defined terms
have the meanings ascribed to them in the prospectus.

Registration Statement

In your response letter, indicate when Golub Capital BDC Inc. ("BDC Inc.") plans to
register its shares under the Securities Exchange Act and when it intends to file an
election to be regulated as a business development company ("BDC') on Form N-54A.

Prospectus

The information contained in the prospectus should be updated and presented as of
December 31, 2009.

Prospectus Cover Page

Revise the second sentence of the second paragraph to disclose instead that BDC Inc. has
no history of operating as a BDC and to clarify, if true, that GC Advisors LLC has no
experience managing or administering a BDC.

The first sentence of the fourth paragraph should be more prominent. See Instruction to
Item 1.1.i. of Form N-2.

Move the information contained in the eighth paragraph up to the fourth paragraph.

In the second sentence of the eighth paragraph, replace the phrase "it may" with the phrase "it will likely."

Expand footnote (1) to include both the per share and total dollar amount of the offering expenses and also disclose that all of the offering expenses will be borne indirectly by investors in this offering and, therefore, will immediately reduce the net asset value of each investor's shares.

Also disclose in footnote (1) both the per share and total dollar amount of the proceeds of the offering to BDC Inc., after expenses.

All references to "Joint Book-Running Managers" should be changed to "Underwriters."

Prospectus Summary

Present the information contained in the first paragraph in a reader-friendly, plain English format.

In the third sentence of the first paragraph, change the phrase "where the context suggests otherwise" to the phrase "as otherwise indicated." In this regard, revise the prospectus disclosure, where necessary, to make clear when the defined terms refer to BDC LLC and when they refer to BDC Inc.

Our Advisor

Expand the discussion to specify the amount of the management fee and the incentive fees that are payable by BDC Inc. under the Investment Management Agreement, and the amounts payable under the Administrative Agreement.

Disclose that, unlike most advisory fees that are based on an entity's net assets, GC Advisors' advisory fee is based on BDC Inc.'s gross assets and, therefore, GC Advisors will benefit when the BDC Inc. incurs debt or uses leverage.   Explain how the BDC Inc.'s Board of Directors will monitor this conflict of interest.

Expand the second paragraph to clarify why the Staffing Agreement merely "should," as opposed to "will," provide GC Advisors with access to deal flow generated by Golub Capital and its affiliates. Also provide a plain English description of "deal flow."

About Golub Capital

The historical information pertaining to Golub Capital included throughout the prospectus summary should be given less prominence by moving it to the body of prospectus. However, the prospectus summary may include similar historical information pertaining to GC Advisors.

Market Opportunity

All of the information contained in this section, as well as under "Competitive Strengths" section, should be presented on the basis of facts and not merely on the basis of what "we believe."

Recent Developments

In your response letter, discuss the status under the 1940 Act of GCMF.

GCMF Asset Sales

Disclose that the sales of assets to GCMF Owners would have been subject to the 1940 Act restrictions had they been effected by either BDC LLC or BDC Inc. after electing to become a BDC.

SBIC License

In your response letter, indicate whether the two SBIC licensees that Golub Capital currently operates also rely upon on exclusion from the definition of an "investment company" under the 1940 Act.

Disciplined Investment and Underwriting Process

Delete the phrase "time-tested, efficient and reliable" from the first sentence. In the alternative, disclose the factual basis supporting the phrase.

BDC Conversion

Disclose the estimated per share purchase price equivalent and the number of BDC Inc. shares that will be issued to the GCMF Owners upon the BDC Conversion for contributing 100% of the membership interests of GCMF into BDC LLC. Also disclose the GCMF Owners' approximate percentage ownership interest in BDC Inc. after giving effect to this offering.

Briefly highlight the type of consideration that constituted the initial capitalization of GCMF and the types of assets underlying the GCMF membership interests that were contributed upon the formation of BDC LLC.

Disclose who originated the loans in BDC LLC's portfolio. Also provide a cross-reference to the "Portfolio Companies" section of the prospectus wherein you should disclose any material differences in the underwriting standards that were used to originate BDC LLC's current portfolio securities as compared to BDC Inc.'s underwriting standards that are described in the prospectus. If there are no material differences, add a statement to that effect in the prospectus.

GC Private Placement

Clarify whether the GC private placement has been consummated or, in the alternative, when it is expected to occur.

Disclose whether GEMS is a privately-held entity and whether it is an investment company.

Disclose the estimated amount of the net proceeds that BDC LLC received or will receive in connection with GEMS' purchase of BDC LLC limited liability interests. Indicate whether any of the related expenses of the GC Private Placement was paid or will be paid to affiliates of BDC LLC or underwriters of BDC Inc.'s common stock.

Clarify whether GEMS either paid or will pay all cash consideration for its purchase of the BDC LLC interests.

Clarify, if true, that BDC Inc., and indirectly the shareholders purchasing shares in this offering, will pay the expenses of registering the BDC Inc. shares issued to GEMS upon the exercise of its registration rights. Also disclose, if true, that the GEMS purchasers paid no placement fee or sales load for their interests.

In your response letter, provide us with your views on whether the GC Private Placement should be integrated with the public offering of BDC Inc.'s common stock.

In your response letter, indentify the exemption from registration that BDC LLC will rely on in connection with the offer and sale of its limited liability company interests to GEMS. Also identify the exemption from registration that BDC Inc. will rely on in connection with the offer and sale of its common stock to GEMS upon the BDC Conversion.

GCMF Asset Sales

Clarify whether all of the proceeds from the GCMF Asset Sales consisted of cash, and specify the use of proceeds therefrom.

Identify the types of portfolio assets that constituted the GCMF Asset Sales and disclose whether affiliates of Golub Capital or the underwriters of this offering originated any of the loans that were sold as part of the GCMF Asset Sales.

Identify the number of GCMF Owners that purchased assets in the GCMF Asset Sales, the total dollar amount of the purchases, and how the purchase price was determined and by whom.

Clarify whether GCMF will continue to be a wholly-owned subsidiary of BDC Inc. upon the BDC Conversion.

SBIC License

Identify the number of years that Golub Capital has been managing SBICs licensed by the SBA.

Clarify that there can be no assurances that any of BDC Inc.'s subsidiaries will receive an SBIC License.

Expand the second paragraph to disclose the effective cap on the financing due to outstanding SBA-guaranteed debentures issued by affiliates of Golub Capital assuming that the proposed legislation increasing the overall limits does not become law.

The Offering

Investment Management Agreement

Define "net investment income."

Disclose that the part of the incentive fee payable to GC Advisors that relates to BDC Inc.'s net investment income will be computed and paid on income that may include interest income that has been accrued but not yet received in cash. In this regard, also highlight the types of BDC Inc.'s investments and interest that are likely to give rise to accrued interest income that may not yet have been paid in cash.

In the last sentence of the second paragraph, it appears that the phrase "from the date of our election to become a BDC through the end of each calendar year" should be added directly after the phrase "computed net of all realized capital losses and unrealized capital depreciation."

Trading at a Discount

Briefly clarify the effect of shares trading at a discount to net asset value.

Leverage

Specify the maturity date of, and the available credit under, the Existing Credit Facility.

Highlight the consequences of BDC Inc.'s failure to secure a New Credit Facility on the terms anticipated.

Update the status of the efforts to secure a commitment letter with a lender for the New Credit Facility.

Anti-Takeover Provisions

Expand the penultimate sentence to clarify that deterred hostile takeovers or proxy contests might otherwise be in the best interest of BDC Inc.'s common shareholders.

Risk Factors

Move this section to a more prominent place in the discussion of "The Offering."

Fees and Expenses

Delete the parenthetical "(estimated)" from the "Total annual expenses" line item. In this regard, in the sentence following the "Total annual expenses" line item, replace the phrase "some of the percentages" with the phrase "Other expenses."

We note the absence of the Acquired Fund Fees & Expenses line item from BDC Inc.'s fee table. Please confirm to us in your response letter that BDC Inc. will not make investments that trigger the need for the additional Acquired Fund Fees & Expenses line item.

The fees contained in the "Management Fees" line item should be presented as a percentage of net assets attributable to common stock with BDC Inc.'s expected degree of leverage taken into account.

Expand footnote (4) to provide a more precise definition of "average adjusted gross assets." Also provide a brief explanation in footnote (4) of how the conversion from average adjusted gross assets to net asset attributable to common shares was performed.

Expand footnote (5) to clarify whether there will be any "claw back" if a cumulative annual hurdle rate is not realized. Disclose whether the Advisor will be required to repay any incentive fee that is based on accrued income that BDC Inc. never actually receives.

Disclose unequivocally whether or not BDC Inc. anticipates leveraging through an offering of preferred stock during the next twelve months. If BDC Inc. anticipates offering preferred stock during the next twelve months, we will have further comments.

Example

Revise the Example so that both the total stockholder transaction expenses and the total annual expenses are given effect in the narrative and tabular presentation. In this regard, also delete the assumption that BDC Inc. "would have no indebtedness."

In the paragraph following the table, change the word "insignificant" to "immaterial" and, if applicable, include any material amount of incentive fee payable under the Investment Management Agreement assuming a 5% annual return.

Present in a prominent manner the information contained in the first sentence of the last paragraph.

We may have further comment when the fee table and example are completed.

Risk Factors

Disclose whether BDC Inc. has a policy that limits the amount of its assets that may be invested in illiquid securities. In the alternative, state that all of BDC Inc.'s assets may be invested in illiquid securities.

In your response letter, confirm that BDC Inc. will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by BDC Inc. and, if true, that they are subject to BDC Inc.'s overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

We have only a two-year operating history…

In the risk factor caption, change the phrase "we have only a" to state that you have never operated as business development company or a RIC.

The Investment Management Agreement with GC Advisors…

In the last sentence, clarify whether the decision not to enforce, or to enforce less vigorously, rights and remedies under the contracts would have been the same had they not been entered into with related parties. In the alternative, reconcile the last sentence with BDC Inc.'s fiduciary obligations to its shareholders.

We operate in a highly competitive market…

Expand the penultimate sentence of the second paragraph to indicate that the allocation also may not be in BDC Inc.'s and its shareholders' best interests. Also provide a cross-reference to the section of the prospectus which describes GC Advisors' allocation policies and procedures.

Regulations governing our operation as a business development company affect our ability…

Disclose that should BDC Inc. issue preferred stock as a means of leverage, all of the costs of offering and servicing preferred stock, including dividend payments, will be borne entirely by BDC Inc.'s common shareholders. Also disclose that the interests of the preferred stockholders are not necessarily aligned with the interests of common stockholders and that the rights of holders of preferred shares to receive dividends will also be senior to those of the holders of common shares.

In your response letter, confirm that BDC Inc. will not borrow from, grant security interests to, or pledge assets to affiliates.

Disclose that any person from whom BDC Inc. borrows will not have either a veto power or a vote in approving or changing any of BDC Inc.'s fundamental policies.

<u>We intend to finance our investments with borrowed money…</u>

Expand the discussion to clarify that drops in asset values may magnify losses or totally eliminate the BDC Inc.'s equity in a leveraged investment.

Disclose the percentage limit of BDC Inc.'s total assets that may be pledged or to which a security interest may be granted in connection with any borrowing by BDC Inc.

Revise the last paragraph to state, if true, that BDC Inc. does not anticipate issuing preferred stock during the next twelve months.

Use minus signs instead of parenthesis to denote negative values.

<u>Our board of directors may change our investment objective…</u>

Clarify that as a business development company, BDC Inc. may liquidate without shareholder approval.

<u>Our incentive fee may induce GC Advisors…</u>

Briefly highlight how BDC Inc.'s Board of Directors will monitor the conflict of interests described therein. Also, expand the discussion to disclose that BDC Inc.'s investment advisor also controls the timing of when capital gains and losses will be realized on BDC Inc.'s investments and that it therefore has a conflict of interest to maximize its incentive fee even though the timing may not be in the best interests of BDC Inc.'s shareholders.

<u>We may be subject to additional risks if we engage in hedging transactions and/or invest in foreign securities.</u>

Disclose that at least 70% of BDC Inc.'s investment must be in issuers each of whom is organized under the laws of, and has its principal place of business in, any State of the Unites States, the District of Columbia, Puerto Rico, the Virgin Islands, or any other possession of the United States.

Disclose how BDC Inc.'s investment in foreign securities furthers BDC Inc.'s investment strategies pertaining to its U.S. investments.

Disclose whether BDC Inc. may invest in the securities of emerging market issuers. Expand the corresponding risk factor discussion as appropriate.

Special Note Regarding Forward-Looking Statements

Expand the last sentence of the last paragraph to indicate that the "safe harbor" provisions also do not apply to statements made in BDC Inc.'s Exchange Act periodic reports.

Use of Proceeds

At the end of the first paragraph, replace the phrase "by us" with the phrase "directly and indirectly by investors in this offering."

Disclose the total estimated net proceeds to BDC Inc. from the GC Private Placement and this offering.

Distributions

In the last paragraph clarify that stockholders who receive distributions in the form of additional shares of common stock will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax. Also disclose the reinvested dividends increase BDC Inc's gross assets on which a management fee and an incentive management fee are payable to GC Advisors.

Capitalization

In footnote (2), disclose the net proceeds to BDC LLC from "the sale of certain assets of GCMF."

Management's Discussion and Analysis

Expenses

In your response letter, identify which of the BDC Inc.'s fee table line items includes each of the actual or estimated costs and expenses set forth in this section.

In your response letter, confirm that estimates of all of the costs and expenses for which the BDC Inc. will reimburse GC Advisors, GC Service, or their affiliates are included in the prospectus fee table and expense example presentation.

GCMF Asset Sales

In your response letter, discuss whether any of the GCMF Asset purchasers could have claims (or other recourse) against BDC Inc. for breach of representations and warranties relating to the assets purchased.

New Credit Facility

Disclose whether any of BDC LLC's or BDC Inc.'s sponsor or affiliates have any recourse under the Existing Credit Facility and, if so, how they will directly or indirectly benefit from it being paid off.

Disclose whether there is any provision of the Existing Credit Facility that requires it be paid off at this time.

Provide a comparative discussion that highlights the salient terms of the Existing Credit Facility and the likely terms of the New Credit Facility; for example, highlight the amount of the credit line, interest rates, repayment terms, and material restrictive covenants.

It appears from the disclosure on page 51 that BDC LLC and its predecessor have not been able to borrow additional funds under its Existing Credit Facility since December 29, 2008. Briefly describe how BDC LLC has been financing its activities since that date.

Update the status of obtaining the New Credit Facility. Disclose whether obtaining it may be conditioned upon the successful completion of the Private Placement and this offering.

Disclose that there can be no assurances that BDC Inc. will be able to obtain a New Credit Facility on satisfactory terms. Also disclose BDC Inc's plans in the event that a New Credit Facility cannot be obtained; in this regard, identify how, without a New Credit Facility, BDC Inc. will pay off the Existing Credit Facility upon its December 29, 2010 maturity date and how the lack of a New Credit Facility will likely impact BDC Inc.'s operations, liquidity, profitability and share price.

Disclose the likely material covenants of the New Credit Facility.

In your response letter, undertake to file the New Credit Facility as an exhibit in a post-effective amendment to the registration statement.

SBIC License

Delete the phrase "believe that Golub Capital and our subsidiary have excellent prospects of receiving SBIS license, although" from the third paragraph.

Assuming that the disclosed proposed legislation does not become law, expand the fourth paragraph to indicate the minimum and maximum dollar amounts of guaranteed SBA debentures that BDC Inc.'s SBIC subsidiary will be allowed to issue given the current limit on the dollar amount of such debentures that may be issued by multiple licensees under common management. How will the available issue amounts of guaranteed SBA debentures be allocated among Golub Capital's multiple licensees under common management?

Portfolio Composition, Investment Activity and Yield

In the fifth sentence, identify which of the "following paragraphs" does not give effect to the GCMF Asset Sales.

Revise the discussion contained in this section to also give effect to the GCMF Asset Sales and to otherwise update all information to 12-31-09.

Expand the tabular presentation to disclose the total fair value of non-accrual loans and of PIK loans at 9-30-09 and at 12-31-09. Also provide a brief discussion of what a PIK loan is and how "interest" on it is paid (which is akin to negative amortization).

Income Tax

Highlight the material tax consequences, if any, of the 2009 GCMF Asset sales on BDC LLC's and BDC Inc.'s investors. Disclose the potential material impact, if any, on BDC Inc.'s shareholders, of the built-in gains on the property BDC LLC currently owns.

Credit Facilities

Briefly highlight the material covenants of the Existing Credit Facility.

Valuation of Portfolio Investments

Expand the end of the third paragraph to clarify that BDC Inc.'s board of directors is ultimately and solely responsible for any other situation where portfolio investments require a fair value determination.

Senior Securities

It appears that the tabular presentation does not reflect the pay down resulting from the GCMF Asset sale. Please update the tabular presentation to reflect the pay down as of a current date.

One-Stop Loans

Clarify that one-stop loans contain balloon payments and highlight the related risks. Please provide similar disclosure regarding the mezzanine loans.

Mezzanine Loans

Clarify, if true, that the mezzanine loans effectively provide for negative amortization and highlight the related risks.

Directors

Please note that the requirements of Section 56(a) of the 1940 Act must be satisfied at the time that BDC Inc. files its Form N-54A.

Duration and Termination

Expand the disclosure to indicate that BDC Inc.'s shareholders may also terminate the Investment Management Agreement without penalty.

Certain Relationships

Add the phrase "Related Party Transactions and" to the beginning of the caption for this section.

Material U.S. Federal Income Tax Considerations

Delete the phrase "tax consequences that we assume to be generally known by investors, or" from the third sentence. Add any additional disclosure so that the prospectus summarizes the material U.S. federal income tax consequences to investors who are not subject to the identified exceptions for special treatment under U.S. federal income tax laws.

Underwriting

Please confirm to the staff whether FINRA has approved the underwriting terms of the BDC Inc.'s offering.

Under a section in the prospectus captioned "Additional Underwriter Compensation" describe the terms of any agreement that BDC Inc. has entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Also clarify whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also file all such agreements as exhibits to the registration statement.

Accounting Comments

Our accounting staff will contact you directly and provide you with their comments.

Part C

Exhibits

The Existing Credit Facility and the consent of the independent registered public accounting firm should be listed in the exhibit index and filed as exhibits to the registration statement.

Signatures

Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the registrant's board of directors. All required signatures should be included in your next pre-effective amendment.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since BDC Inc. and its management are in possession of all facts relating to BDC Inc.'s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event BDC Inc. requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- BDC Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve BDC Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- BDC Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel